

16022495

UNITED STATES
SECURITIES AND EXCHANGE COMMI!
Washington, D.C. 20549

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SEC
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DEC 30 2016
Washington DC
412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67910

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2015 AND ENDING 10/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrightChoice Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

618 Church Street, Suite 430
(No. and Street)

Nashville | TN | 37219
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Anthony Diamos (404) 536-6984
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Star, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue | Daytona Beach Shores | FL | 32118
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

 Certified Public Accountant
 Public Accountant
 Accountant not resident in United States or any of its possessions.

Securities and Exchange
JAN 1 2017
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DANA HOLMES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrightChoice Financial, LLC, as of October 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER
Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIGHTCHOICE FINANCIAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED OCTOBER 31, 2016

BRIGHTCHOICE FINANCIAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED OCTOBER 31, 2016

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of BRIGHTCHOICE FINANCIAL, LLC

We have audited the financial statements of BrightChoice Financial, LLC ("Company") which comprise the statement of financial condition as of OCTOBER 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of October 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
December 22, 2016

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2016

ASSETS		For Year Ended October 31, 2016
CURRENT ASSETS		
Cash and cash equivalents	$	31,107
Accounts receivable		-
Other current assets		20,283
Total current assets		51,390
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	51,390
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Due to parent	$	7,385
Other Accrued expenses		5,500
Total current liabilities		12,885
MEMBERS' EQUITY		
Undistributed earnings		38,505
Total Stockholders' Equity		38,505
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	51,390

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF OPERATIONS
AS OF OCTOBER 31, 2016

		2015
REVENUES:		
Consulting and advisory fees	$	414,765
Interest income		8
Total revenue		414,773
EXPENSES:		
Consulting services	$	12,407
General operating expenses		10,033
Overhead expenses		6,000
Legal and professional		5,372
Total expenses		33,812
NET (LOSS) FROM OPERATIONS	$	380,961

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF OCTOBER 31, 2016

		Total Member's Equity
Balances, October 31, 2015	$	455,694
Plus Capital Contributions		-
Less Distributions		(798,150)
Net income (loss) for 2015		380,961
Balances, October 31, 2016	$	38,505

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
STATEMENTS OF CASH FLOWS
AS OF OCTOBER 31, 2016

		2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	380,961
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Decrease in accounts receivable		28,054
Decrease in other current assets		9
Decrease in Due to parent		-
Increase in accrued expenses		3,000
Decrease in deferred revenue		
NET CASH PROVIDED BY OPERATING ACTIVITIES		412,024
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		(798,150)
Net change Capital contributions		-
Net change in advances from related party		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		(798,150)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(386,126)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		417,233
CASH AND CASH EQUIVALENTS, END OF YEAR	$	31,107

See notes to financial statements and auditors' report.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED OCTOBER 31, 2016

Note 1 Organization and Summary of Significant Accounting Policies

Organization and Business
BrightChoice Financial, LLC ("Company") is a Tennessee limited liability company formed on January 10, 2007. The Company was approved to operate as a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company became a member of the Financial Industry Regulatory Authority on October 23, 2008. The Company provides investment banking services primarily in private placements and merger and acquisition, capital advisory services to clients in various industries. The Company is a wholly owned subsidiary of 2nd Generation Capital, LLC (the "Parent").

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes Success fees when contract services are completed and fees are earned. Fess are considered to be earned when the terms of the agreement have been satisfied. Retainer fees are recognized when received and the work is performed.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Income Taxes
The Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes. All items of revenue, expense, gain and loss are included on the Parent's return. Accordingly, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on the Company's earnings.

At October 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2014) remain subject to income tax audits.

Fair Value of Financial Instruments
The carrying amounts reflected in the financial statements for cash, other assets, due to parent and accrued expenses approximate their respective fair values due to the short term maturities of these instruments.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments, Concentration of Risk and Contingencies***

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $0 as of October 31, 2016. The company is engaged in various corporate financing activities with counterparties that primarily include issuers with which the Company has an investment banking agreement. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company pays its Parent for rent and other general overhead expenses. For the year ended October 31, 2016, the Company expensed $6,000 for these services.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At October 31, 2016, the Company has net capital and net capital requirements of $18,222 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .7071 to 1.

Note 5 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

BRIGHTCHOICE FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2016

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	38,505
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		38,505
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2014		-
Total capital and allowable subordinated liabilities		38,505
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		20,283
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		18,222
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	18,222
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	859
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	859
Excess net capital		13,222
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		12,222

See notes to financial statements and auditors' report.

BRIGHTCHOICE FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
OCTOBER 31, 2016

AGGREGATE INDEBTEDNESS		
Total aggregatged indebtedness liabilities from Statement of Financial Condition	$	12,885
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	12,885
Ratio: Aggregate indebtedness to net capital		70.71%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of October 31, 2016)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		38,505
Net audit adjustments		-
Net capital per above		38,505

NOTE: There are no material differences between the above compution of net capital and the corresponding computation as submitted by the Compay with the unaudited Form X-17A-5 Part II Filing as of October 31, 2016.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
BrightChoice Finance, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) BrightChoice Finance, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.



Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

December 22, 2016

Rule 15C3-3 Exemption Report

BrightChoice Financial, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.1 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

i. Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1(a)(2)(vi) (the Net Capital Rule).
ii. Operate pursuant to SEC Rule 15c3-3(k)(2)(i)(the Customer Protection Rule). Peak Brokerage Services, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending October 31, 2016, BrightChoice Financial, LLC met without exception the aforementioned exemption provisions from 17 C.F.R. 240.15c3-3.

I, Dana Holmes, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.


12/16/16

By: Dana Holmes

Title: CEO

December 16, 2016

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of BrightChoice Finance, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BrightChoice Finance, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BrightChoice Finance, LLC's compliance with the applicable instructions of Form SIPC-7. BrightChoice Finance, LLC's management is responsible for BrightChoice Finance, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended October 31, 2016, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
December 22, 2016

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended October 31, 20 16
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067910 FINRA OCT
BRIGHTCHOICE FINANCIAL, LLC
618 CHURCH STREET
SUITE 430
NASHVILLE, TN 37219-2448

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
ANTHONY DIAMOS: (404) 536-6984

2. A. General Assessment (item 2e from page 2) $268

B. Less payment made with SIPC-6 filed (exclude interest) (74)
September 28, 2016
Date Paid

C. Less prior overpayment applied (474)

D. Assessment balance due or (overpayment) (280)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $(280)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $0

H. Overpayment carried forward $(280)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BRIGHTCHOICE FINANCIAL, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRINCIPAL
(Title)

Dated the 2nd day of December, 20 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: